UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXTRAORDINARY REPORT REGARDING MATTERS RESOLVED AT THE 27TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On June 25, 2012, the registrant filed with the Director General of the Kanto Local Finance Bureau an Extraordinary Report regarding matters resolved at the registrant’s 27th ordinary general meeting of shareholders held on June 22, 2012 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE
CORPORATION

By	/s/ Yoshikiyo Sakai
Name:	Yoshikiyo Sakai
Title:	Director
Finance and Accounting Department

Date: June 25, 2012

1.	Reasons for filing

At the 27th ordinary general meeting of shareholders of Nippon Telegraph and Telephone Corporation (“NTT”) held on June 22, 2012, matters were resolved as stated below. NTT is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters to be reported

(1)	Date the ordinary general meeting of shareholders was held:

June 22, 2012

(2)	Matters resolved:

First Item Distribution of Retained Earnings

	Type of asset to be distributed: Cash

‚	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of NTT common stock: 70 yen

Total amount of dividends: 85,663,579,610 yen

ƒ	Date on which dividends become effective: June 25, 2012

Second Item Election of Twelve Corporate Directors

Twelve Corporate Directors were elected: Mr. Satoshi Miura, Mr. Hiroo Unoura, Mr. Yasuyoshi Katayama, Mr. Hiroki Watanabe, Mr. Hiromichi Shinohara, Mr. Yoshikiyo Sakai, Mr. Mitsuyoshi Kobayashi, Mr. Akira Shimada, Mr. Hiroshi Tsujigami, Mr. Tsunehisa Okuno, Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara. Mr. Katsuhiko Shirai and Mr. Sadayuki Sakakibara are outside corporate directors.

Third Item Election of Two Corporate Auditors

Two Corporate Auditors were elected: Mr. Kiyoshi Kosaka and Mr. Seiichi Ochiai. Mr. Seiichi Ochiai is an outside corporate auditor.

(3)	Status of voting rights:

Number of shareholders holding voting rights	918,319 shareholders
Total number of voting rights	12,220,350 voting rights

(4)	Number of voting rights exercised for approval, disapproval or abstention on matters resolved, requirements for adopting the resolutions and results thereof:

Item	Approval(1)	Disapproval	Abstention	Total number of voting rights exercised(2)	Approval rate ((1)/(2))	Results of resolutions
First Item	9,569,219 voting rights	9,197 voting rights	5,526 voting rights	9,697,536 voting rights	98.68%	Adopted
Second Item
Satoshi Miura	9,287,446 voting rights	279,621 voting rights	16,873 voting rights	9,697,534 voting rights	95.77%	Adopted
Hiroo Unoura	9,302,841 voting rights	256,065 voting rights	25,033 voting rights	9,697,533 voting rights	95.93%	Adopted
Yasuyoshi Katayama	9,303,929 voting rights	245,098 voting rights	34,913 voting rights	9,697,534 voting rights	95.94%	Adopted
Hiroki Watanabe	9,282,500 voting rights	266,533 voting rights	34,907 voting rights	9,697,534 voting rights	95.72%	Adopted
Hiromichi Shinohara	9,303,789 voting rights	245,230 voting rights	34,921 voting rights	9,697,534 voting rights	95.94%	Adopted
Yoshikiyo Sakai	9,365,910 voting rights	183,118 voting rights	34,910 voting rights	9,697,532 voting rights	96.58%	Adopted
Mitsuyoshi Kobayashi	9,387,645 voting rights	161,385 voting rights	34,910 voting rights	9,697,534 voting rights	96.80%	Adopted
Akira Shimada	9,387,514 voting rights	161,510 voting rights	34,917 voting rights	9,697,535 voting rights	96.80%	Adopted
Hiroshi Tsujigami	9,387,603 voting rights	161,425 voting rights	34,912 voting rights	9,697,534 voting rights	96.80%	Adopted
Tsunehisa Okuno	9,387,192 voting rights	161,833 voting rights	34,914 voting rights	9,697,533 voting rights	96.80%	Adopted
Katsuhiko Shirai	9,446,450 voting rights	131,894 voting rights	5,597 voting rights	9,697,535 voting rights	97.41%	Adopted
Sadayuki Sakakibara	9,516,946 voting rights	56,777 voting rights	10,218 voting rights	9,697,535 voting rights	98.14%	Adopted
Third Item
Kiyoshi Kosaka	9,390,015 voting rights	188,663 voting rights	5,259 voting rights	9,697,531 voting rights	96.83%	Adopted
Seiichi Ochiai	9,526,841 voting rights	51,838 voting rights	5,260 voting rights	9,697,533 voting rights	98.24%	Adopted

Notes: (1)	Requirements for adopting each of the resolutions are as follows:

•    First Item: Majority vote of shareholders entitled to exercise their voting rights present at the meeting.

•    Second Item and Third Item: Majority vote of shareholders present at the meeting at which shareholders who hold shares representing in the aggregate one-third (1/3) or more of the total number of voting rights of shareholders who are entitled to exercise their voting rights are present.

(2)

“Total number of voting rights exercised” is the sum of the number of voting rights exercised in advance up to and including the day before the ordinary general meeting of shareholders plus, without duplication, the number of voting rights of shareholders who attended the meeting.

(5)     Reason for not adding certain voting rights held by shareholders attending the ordinary general meeting to the number of voting rights exercised for approval, disapproval or abstention of matters resolved:

Since the sum of the number of voting rights exercised up to and including the day before the meeting and the number of voting rights held by principal shareholders whose votes had been confirmed on the day of the meeting met the approval requirements for all matters to be resolved, the number of voting rights held by shareholders attending the ordinary general meeting and exercised for approval, disapproval or abstention, other than those that could be confirmed, have not been added.